82-3361

02 MAY 17 AM 10:25

Pernod Ricard

02034200

SUPPL

Pernod Ricard and Diageo sell Seagram's Mixers to The Coca-Cola Company

Paris, May 7th, 2002 - Pernod Ricard and Diageo have reached an agreement with The Coca-Cola Company for The Coca-Cola Company to acquire the Seagram's Mixers business, including the Ginger Ale, Tonic, Club Soda and Seltzer lines. Completion of the transaction is subject to receipt of all required regulatory approvals. The Coca-Cola Company will use the Seagram name as it relates to Seagram's Mixers under licence from Pernod Ricard.
Separately, Pernod Ricard owns Seagram's Coolers, a range of low-alcohol drinks, mainly sold in North America.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Contacts

Alain-Serge Delaitte / Media	Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: (33 1) 40 76 77 33
Barbara M. Burns / New York	Tel: (212) 486 1140

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com

425 Madison Avenue, New York, NY 10017 • Tel (212)486-1140 • Fax (212)486-1158

BB&A
Barbara Burns
& Associates, Inc.

May 7, 2002

To: Financial Analysts & Investors

From: Barbara M. Burns
Barbara Burns & Associates, Inc.
Tel: 212 486 1140, Fax: 212 486 1158
e-mail: bburns@bba-intl.com

Re: **Conference Call**

Pernod Ricard:
1st Quarter Sales Figures 2002

Date: **Tuesday, May 14, 2002**

Time: **1 pm EDT**

Hosts: **Laurent Lacassagne, Chief Financial Officer**
Patrick de Borredon, Investor Relations Director
from Paris

Number: **(212) 699 6810**
Please dial in 5 to 10 minutes before the start time and ask to be connected to the Pernod Ricard Conference Call.

Documentation for the conference call will be e-mailed to you prior to start, and will be available on the Pernod Ricard website. **www.pernod-ricard.com**.

A **replay service** will be available soon after the conference has ended, until approximately noon on Tuesday, May 22 (excluding the weekend). The telephone number of this service is:

(303) 590 3000 Access code 470 333#

Please RSVP: Tel: 212 486 1140
Fax: 212 486 1158
e-mail: bburns@bba-intl.com